Avino Silver & Gold Mines Ltd.
Suite 400 – 455 Granville Street
Vancouver, BC   V6C  1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, ir@avino.com

July 27, 2007
 TSX - V Trading symbol: ASM
  U.S. OTC BB symbol: ASGMF
 FSE: GV6

Avino Intersects 3623.2 g/t Silver, 3.84 g/t Gold at San Gonzalo

Avino Silver & Gold Mines Ltd. (the “Company”) is continuing its drilling program on the San Gonzalo Zone on its large Avino Property located 80km north-east of Durango, Mexico.

Highlights of the program include hole SG-07-14 at San Gonzalo which intersected 1.0 metre of 3,623 grams per tonne silver (105.67 ounces per ton), 2.93% lead and 4.83% zinc.  The San Gonzalo Vein has been traced for 800 metres on the surface.

Previous holes at San Gonzalo have already been released:  SG-07-01 through SG-07-08 – March 12th, 26th , April 13th and June 11, 2007.  Holes SG-07-12, 13 – July 3rd, 2007.

Avino is now pleased to release results of holes SG-07-09, 10, 11 and Holes SG-07014, 15.  The San Gonzalo Zone is located 2 km north-east of Avino’s former producing mine (1976 – 2001) and 1,000 tpd mill.

The location of the drill holes can be viewed on the company’s website in both plan and section Holes SG-07-09, 10, 11 and 14 were all within the main San Gonzalo ore shoot.  Hole SG-07-15 intersected reasonable grade mineralization but the vein has narrowed in this location.

Principal intersections of the 5 holes are summarized as follows:  (all lengths are down hole, i.e. core length intersections).

Hole SG-07-09 (Bearing 037, Dip, 45, Length 106.60m) 99.75 – 102.95 (3.20m) 0.88 g/t Gold, 144 g/t Silver, 22,712 ppm Lead, 6540 ppm Zinc includes:

From	To	Metres	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
99.75	100.55	0.80	1.020	147.1	80	522	1189
100.55	101.35	0.80	0.620	78.9	290	1300	1685
101.35	102.25	0.90	0.060	2.2	164	835	2108
102.25	102.95	0.70	2.051	397.9	4492	100700	23900

Hole SG-07-10 (Bearing 046, Dip 58, Length 162.90)  154.30 – 158.05m (3.75m) 2.74 g/t gold, 452 g/t silver includes:

From	To	Metres	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
154.30	154.65	0.35	5.143	992.3	756	2793	5026
154.65	155.25	0.60	0.381	27.5	102	657	923
155.25	155.90	0.65	0.667	130.2	154	729	1010
155.90	156.80	0.90	2.914	291.8	190	797	1757
156.80	157.55	0.75	4.183	926.8	1015	2995	3153
157.55	158.05	0.50	4.114	575.9	671	1486	1947

Hole SG-07-11 (Bearing 012, Dip 49, Length 158.60m) 146.75 – 150.0m (3.25m) 1.11 g/t Gold, 92 g/t Silver includes:

From	To	Metres	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
146.75	147.45	0.70	0.676	40	1488	13100	14200
147.45	148.15	0.70	0.210	21	379	5831	12900
148.15	149.15	1.00	1.860	66.6	61	439	1206
149.15	150.00	0.85	1.331	222.4	451	3627	6933

Hole SG-07-14 (Bearing 053, Dip 52, Length 295.20m) 287.60 – 293.0m (5.40 m) 1.52 g/t gold, 774 g/t silver, 6,447 ppm lead, 11,229 ppm zinc.

From	To	Metres	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
287.60	288.50	0.90	2.356	179.1	727	1267	2755
288.50	289.05	0.55	0.427	55.3	188	381	1440
289.05	289.85	0.80	1594	107.8	710	1386	4558
289.85	290.85	1.00	3.840	3623.2	2727	29300	48300
290.85	291.85	1.00	0.478	202.6	236	1796	3579
291.85	293.00	1.15	0.215	64.9	125	1096	1600

Hole SG-07-15 (Bearing 215, Dip 49, Length 96.20m)

From	To	Metres	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
32.25	33.20	0.95	0.063	20.8	67	93	4727
33.20	33.90	0.70	0.045	6.3	35	23	662
63.50	63.90	0.40	0.743	>200	104	2725	2998

Sample lengths of NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango, Mexico, for preparation into pulps and rejects.  Pulps were analyzed at Inspectorate Labs in Sparks, Nevada.  Gold and silver were analyzed by fire assay using Aqua Regia Leach and AA finish.  Other elements are reported from a 29 element I.C.P. package.

Avino is continuing its drilling on the San Gonzalo vein system in order to establish a drill indicated resource for the deposit.

Avino will mobilize a second diamond drill from its contractor Tecmin within the next week.  This second machine will explore the remaining ore in the ET part of the main Avino vein system below level 11 ½ where mining ceased in November 2001 (due to low metal prices).

This report was prepared by Chris J. Sampson, P. Eng., a qualified person under NI 43-101.

Avino Silver & Gold Mines Ltd., founded in 1968, has established a long record of mining and exploration.  The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America.  Avino remains well funded.

On Behalf of the Board
“David Wolfin”
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.